Notice to ASX Page 1 of 2 Rio Tinto publishes its 2020 Annual Report 22 February 2021 Rio Tinto today published its 2020 Annual Report and its Sustainability Fact Book, which can be found at https://www.riotinto.com/invest/reports. These documents complement the publication of Rio Tinto’s 2020 full year results and our Climate Change Report on 17 February 2021. Rio Tinto Chairman Simon Thompson said: “Our strong performance during 2020 was overshadowed by the destruction of the ancient rock shelters in the Juukan Gorge and I reiterate our unreserved apology to the Puutu Kunti Kurrama and Pinikura (PKKP) people. We fell far short of our values as a company and breached the trust placed in us. It is our responsibility to ensure that the destruction of a site of such exceptional cultural significance never happens again. “Since then, we have taken decisive action to implement the recommendations of the Board review, resulting in stronger management oversight and governance of cultural heritage. I am confident that, as we continue to reflect on the lessons learned through our ongoing engagement with investors, employees, government, Indigenous leaders and, most importantly, Traditional Owners we will emerge as a stronger company. “The choice of Jakob as our new Chief Executive was a key decision for the Board. His collaborative leadership style, strong values and personal commitment to the role of business in promoting sustainability made him the ideal choice to lead us forward. I am delighted that Jakob has moved quickly to announce his new Executive team and to identify his priorities for the Group, focused on operational excellence, project development, strengthening our ESG credentials, and rebuilding trust - particularly in Australia. “We have also refreshed the Board with the appointment of Hinda Gharbi, Jennifer Nason and Ngaire Woods and are already benefiting from their insights and expertise in governance, public policy and sustainability. We are now seeking to strengthen representation on the Board from our key countries of operation. Our priority, following a turbulent 2020, will be to support Jakob and the new Executive team in continuing to deliver the necessary changes after Juukan Gorge and rebuilding the trust we have lost.” Rio Tinto Chief Executive Jakob Stausholm said: “In 2020, as the COVID-19 pandemic threatened lives and livelihoods, we demonstrated our agility and resilience in achieving a very strong safety and financial performance. However, this was all overshadowed by the tragic events at Juukan Gorge. “I am committed to working with my leadership team, with the support of the Board, to make Rio Tinto even stronger and, over time, see our great company earn back its respect and credibility with all our stakeholders. We have strong foundations to build upon and a clear path forward: to become ‘best operator’, build impeccable ESG credentials, and excel in development, along with a clear focus on regaining a strong social license to operate.” Further information Rio Tinto plc will hold its 2021 annual general meeting on 9 April 2021 and Rio Tinto Limited will hold its 2021 annual general meeting on 6 May 2021. Notices of those meetings are expected to be released in March 2021. Rio Tinto Limited has released the 2020 Annual report and 2020 Strategic report to the ASX, Rio Tinto expects to file its 2020 Annual report on Form 20-F with the United States Securities and Exchange Commission on or around 1 March 2021. American Depositary Receipt holders will be able to view Rio Tinto’s 2020 Annual report and the 2020 Annual report on Form 20-F on the Rio Tinto website. Hard copies of these documents can be obtained free of charge on request to the company secretaries, whose contact details are on the following page. Exhibit 99.1

Page 2 of 2 Contacts media.enquiries@riotinto.com riotinto.com Follow @RioTinto on Twitter Media Relations, United Kingdom Illtud Harri M +44 7920 503 600 David Outhwaite T +44 20 7781 1623 M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Media Relations, Asia Grant Donald T +65 6679 9290 M +65 9722 6028 Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412 Investor Relations, United Kingdom Menno Sanderse T: +44 20 7781 1517 M: +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978 Clare Peever M: +44 7788 967 877 Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Amar Jambaa T +61 3 9283 3627 M +61 472 865 948 Group Company Secretary Steve Allen Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.